# The Arvind Mills Limited

Naroda Road, Ahmedabad - 380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

02 NOV 13

02060295

24th October, 2002

82-3708

Securities & Exchange Commis
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL

BY AIR MAIL

Dear Sirs,

We hereby inform you that a meeting of the Committee of Directors of the Company will be held on Thursday, the 31st October, 2002 to take on record the quarterly Unaudited Financial Results (Provisional) of the Company for the quarter ended on 30th September, 2002.

Thanking you,

Yours faithfully,

Sonali N.

Asst. Company Secretary

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

dlw 12/19